CALYX CULTIVATION TECH. CORP.

Accountants' Review Report

12/31/19

CALYX CULTIVATION TECH. CORP.
December 31, 2019

TABLE OF CONTENTS

BRITTON & ASSOCIATES, CPAS PLLC
Certified Public Accountants
9660 Hillcroft, Suite 253
Houston, TX 77096
(713-283-5200)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Calyx Cultivation Tech. Corp.
Houston, Tx

We have reviewed the accompanying consolidated financial statements of Calyx Cultivation Tech. Corp. (the Company) which comprise the balance sheets as of December 31, 2019 and 2018, and the related statement of income and stockholders' equity and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financials as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to in accordance with accounting principles generally accepted in the United States of America.

Britton & Associates, CPA's, PLLC

Houston, Texas
February 13 2020

CALYX CULTIVATION TECH. CORP.
BALANCE SHEETS
DECEMBER 31, 2019 and 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash (Note 1, 2g and 2h)	$ 1,046	$ 347,076
Accounts receivable - trade (Note 2c)	148,730	67,245
Contracts pending	426	426
Inventory (Note 2d)	644,826	565,955
Investments (Note 5)	55,000	55,000
Prepaid expense	-	-
Total current assets	850,028	1,035,702
PROPERTY, PLANT AND EQUIPMENT -- at cost (Note 2b and 3	636,163	628,735
Less accumulated depreciation	-	-
Net property, plant and equipment	636,163	628,735
OTHER ASSETS		
Origination fees	44,461	44,461
Intangible assets	29,240	-
Total other assets	73,701	44,461
Total assets	$ 1,559,892	$ 1,708,898

See accountants' review report

CALYX CULTIVATION TECH. CORP.
BALANCE SHEETS
DECEMBER 31, 2019 and 2018

LIABILITIES		2019		2018
CURRENT LIABILITIES				
Accounts payable - trade	$	122,126	$	-
Long term liabilities - current (Note 5)		54,000		54,000
Total current liabilities		176,126		54,000
LONG TERM LIABILITIES (Note 5)		607,489		625,893
Total liabilities		783,615		679,893
SHAREHOLDERS' EQUITY				
COMMON STOCK - 400,000,000 shares authorized. 295,023,664 outstanding.		1,159,023		1,159,023
RETAINED EARNINGS (DEFICIT)		(382,746)		(130,018)
Total shareholders' equity		776,277		1,029,005
Total liabilities and shareholders' equity	$	1,559,892	$	1,708,898

see accounants' review report

-4-

CALYX CULTIVATION TECH. CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2,019	2,018
SALES	$ 27,916	$ 2,624
COST OF GOODS SOLD	13,870	7,078
Gross profit (loss)	14,046	(4,454)
OPERATING EXPENSES	196,554	56,514
Operating income (loss)	(182,508)	(60,968)
OTHER INCOME (EXPENSE)		
Research and development	(39,780)	(69,050)
Depreciation	-	-
Interest expense	(30,440)	-
Interest income	-	-
Total other income (expense)	(70,220)	(69,050)
NET INCOME (LOSS)	(252,728)	(130,018)
RETAINED EARNINGS (DEF.) - Begin. of year	(130,018)	-
RETAINED EARNINGS (DEFICIT) - End of year	$ (382,746)	$ (130,018)

See accountants' review report

CALYX CULTIVATION TECH. CORP
STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (252,728)	$ (130,018)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	-	-
Changes in assets and liabilities:		
Accounts receivable	(81,486)	(67,245)
Contracts in progress	-	(426)
Inventory	(78,871)	(565,955)
Prepaid expenses	-	(44,461)
Accounts payable	122,126	-
Accrued liabilities	-	-
Total adjustments	(38,231)	(678,087)
Net cash provided by (used for) oper.activities	(290,959)	(808,105)
CASH FLOWS FROM INVESTING ACTIVITIES		
Intangible assets	(29,240)	-
Investments	-	(55,000)
Capital expenditures - net of disposals	(7,427)	(628,735)
Net cash used for investing activities	(36,667)	(683,735)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes payable	(18,404)	679,893
Common stock	-	1,159,023
Net cash provided by (used for) financing activities	(18,404)	1,838,916
NET INCREASE (DECREASE) IN CASH	(346,030)	347,076
CASH -- Beginning of period	347,076	-
CASH -- End of period	$ 1,046	$ 347,076
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 30,440	$ -

See accountnts' review report

CALYX CULTIVATION TECH. CORP
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

1. ORGANIZATION AND BUSINESS

Calyx Cultivation Tech. Corp. – Calyx (formerly Eco Rite Inc.), a Texas corporation, was formed August 8, 2007 (as Eco Rite Inc, Inc.). It is a Subchapter C Corporation. Its operations are in Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash:
Cash includes cash on hand and in bank checking accounts.

b. Property, plant and equipment and related depreciation:
Property, plant and equipment are recorded at cost. The Company provides for depreciation over the estimated lives of the assets by use of the straight-line method. Total depreciation expense for the year ended December 31, 2018 was $0. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

c. Allowance for doubtful accounts:
The allowance for doubtful accounts receivable is based on management's evaluation of the aging of accounts receivable.

d. Inventories:
Inventories consist primarily of led chips and lighting fixtures and are stated at cost, determined by the first-in, first-out method.

e. Use of estimates:
The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

f. Federal income tax:
The Companies are taxed under the provision of Chapter C of the Internal Revenue Code. The tax returns are prepared on an accrual basis using accelerated depreciation. Any timing differences are recorded as deferred Federal income tax.

g. Cash flow reporting:
For purposes of reporting cash flows, cash includes cash on hand and amounts due from bank (checking and investment accounts).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

   h. Concentration of risk:

   The Company maintains its cash in bank deposit accounts at a high credit quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2019 the balance did not exceed the limit.

3. PROPERTY, PLANT AND EQUIPMENT

Web Site	$5,000
Furniture and Fixtures	5,835
Grow lab	625,327
Total	$636,163

4. LEASE COMMITMENTS

   The Company has one lease commitment at December 31, 2019. The is a ten-year lease for two leased office spaces. It was incurred January 1, 2018 and expires December 31, 2027 payable at $3768.92 per month.

   Future minimum lease payments are as follows:

2020	$46,097
2021	46,967
2022	47,836
2023	48,706
2024	49,576
2025 and beyond	153,945
Total	$393,127

5. NOTES PAYABLE

   The Company has a note payable to a related company. It is payable at $5,427 per month including interest at 7.00% for a period of sixty months beginning September 15, 2018 with a balloon payment due August 31, 2023.

   Future payments are as follows:

2020	$54,000
2021	54,000
2022	54,000
2023	499,489
Total	$661,489

6. <u>INVESTMENTS</u>

Investments consist of an ownership interest in commercial real estate rental LLC.